116 West 23rd Street, 5th Floor, New York, NY 10011

December 20, 2010

Securities and Exchange Commission
100 F Street, N.E., Stop 3030
Washington, D.C. 20549

Re:	New Energy Systems Group
Form 10-K for fiscal year ended December 31, 2009
Filed April 15, 2010
File No. 000-49715
Forms 10-Q filed May 14, 2010, File No.  000-49715
Forms 10-Q filed November 15, 2010, File No.  001-34847

Ladies and Gentlemen:

New Energy Systems Group (the “Company”) is filing amendments to the above captioned filings in response to questions raised by the Staff of the Commission in its letter of comments dated November 24, 2010.  Set forth below is the Company’s responses to Staff’s comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Form 10-K for the Year Ended December 31, 2009
Item 1. Business, page 3

1.	Please tell us and revise future filings to provide an estimate of the amount spent during each of the last two fiscal years on research and development activities.

RESPONSE:

The Company spent the following on research and development activities in each of the last two fiscal years:

	2009	2008
E’Jenie	$28,691.04	$41,009.05
Anytone	$98,852.36	$187,717.50
NewPower	$131,744.59	$129,958.27

116 West 23rd Street, 5th Floor, New York, NY 10011

2.
Please tell us where in this section you have disclosed the information required by Item 101(h) of Regulation S-K regarding the assembly and distribution of finished batteries segment mentioned on page F-20.

RESPONSE:

We undertake to add the following disclosure to further describe the nature of our battery assembly and distribution segment in “Overview” section on page 3, between “On June 29, 2006,…” and “On December 7, 2009…”:

In August, 2008, we entered into a related business field, battery assembly and finished battery distribution, to diversify its line of products. We purchase batteries from suppliers, package and sell these batteries under E’Jenie’s brand name to other mobile device OEM manufacturers. These are all lithium ion batteries and have various models for different kinds of portable electronic devices.

Please see our response to comment #5 below for additional information regarding our assembly and distribution segment.

Anytone, page 8

3.	With a view toward clarified disclosure in future, please tell us the meaning of the first paragraph. Also please tell us the specific nature of the business engaged in by Anytone.

RESPONSE:

Anytone is an innovative company which integrates R&D and marketing functions in one entity. In addition, Anytone is the first company in China that  engages in the development and distribution of portable mobile power products. These products are primarily used in portable consumer electronic devices, such as smartphones, digital cameras, digital camcorders, MP3 players, PMP, PDA, and PSP, to help to solve a common problem of these devices: the low capacity and un-changeability of their batteries.

Anytone's products combine aesthetics with technology. Anytone has acquired a total of 34 existing and pending patents from the State Intellectual Property Office of the PRC: 12 patents have been obtained for the appearance design of our products, with 14 additional applications pending, while 3 patents have been obtained for certain innovative utility models, with 5 additional applications pending.

116 West 23rd Street, 5th Floor, New York, NY 10011

Manufacturing and Raw Materials, page 8

4.
Please tell us and revise future fillings to disclose clearly the nature and material terms of the arrangements with your suppliers. For example, it is unclear what type of “purchase plans” you have with your key suppliers, how and why those “can be” revised, or what are the material terms of the “preferable arrangements” you have negotiated.

RESPONSE:

Normally, the Company’s annual purchase plan for raw materials, such as aluminum and steel, is determined at the end of the prior calendar year or beginning of the calendar year according to past customer orders and the Company’s own sales forecast. Based on this plan, the Company places its purchase orders at the end of each month for the upcoming month. Such purchase orders with key suppliers can be revised from month to month in accordance with the purchase orders we received from our monthly customers. We believe that this arrangement protects us from inventory surplus when the orders from our customers change.

We undertake to disclose the above-mentioned information as relates to our supplier arrangements in our future filings as appropriate.

5.	Please reconcile your disclosure in the tables on page 9 with your disclosure in the first two paragraphs of Note 13 on page F-20.

RESPONSE:

We hereby undertake to revise our Form 10-K for the following disclosure:

Manufacturing and Raw Materials

We purchase various battery components and raw materials for use in our manufacturing processes. The principal raw materials we purchase for E’Jenie are aluminum and steel. These raw materials are used for our battery shell and cover segment. The largest supplier for this segment is Shenzhen Yibao Tech. Co., Ltd. which accounted for 9% and 10% of our total purchases in 2009 and 2008, respectively. The price of steel has increased significantly in the past year, and we believe that it will continue to increase. The increases have had an adverse impact on gross margins, since some of the increases cannot be passed on to our customers.

116 West 23rd Street, 5th Floor, New York, NY 10011

Since we launched our battery assembly and finished battery distribution business in August 2008, we have also purchased battery components such as include batteries and packaging labels from a number of suppliers. We have three major suppliers who provided us batteries. These three suppliers are Shenzhen Da Ke Battery Co., Ltd., Shenzhen Tian Lu Battery Co., Ltd., and Shenzhen Di Kai Te Battery Electronic Tech. Co., Ltd. In 2009 and 2008, they accounted for 24% and 23%, 19% and 29%, and 27% and 24% of our total purchases, respectively.

Anytone’s major products are portable mobile power devices of various models, each of which need different components. These components include, but are not limited to, solar panels, solar batteries, PCB, Polymer batteries, lithium ion batteries, LCD, and LED emitters. Since Anytone was acquired by the Company in December of 2009, two of Anytone’s largest suppliers, Shenzhen Guanghaoyu Electronics Co., Ltd., which supplies solar panels and solar batteries, and Shenzhen BAK Battery Co., Ltd. which is Anytone’s largest supplier for PCB, Lithium battery, Polymer batteries, accounted for 4% and 4% of the Company’s total purchases in 2009, respectively.

Normally, the annual purchase plan for raw materials, such as aluminum and steel, is determined at the end of prior calendar year or beginning of the calendar year according to past customer's orders and our own sales forecast. Based on this plan, the Company places its purchase orders in the end of each month for the next month. Such purchase orders with key suppliers can be revised monthly in accordance with the purchase orders we received from our customers monthly. We believe that this arrangement protects us from inventory surplus when the orders from customers change.

Overall, our three largest suppliers are Shenzhen Da Ke Battery Co., Ltd., Shenzhen Tian Lu Battery Co., Ltd., and Shenzhen Di Kai Te Battery Electronic Tech. Co., Ltd. which in the aggregate account for approximately 66% of all components and raw materials purchased. Each of them accounted for more than 10% of our purchases in 2009. Compared to 2008, our three largest vendors remained the same. Our three largest vendors in 2009 and 2008 are listed as follows:

Vendor name	Percentage of Total Purchased amount in 2009	Percentage of Total Purchased amount in 2008
Shenzhen Da Ke Battery Co., Ltd.	24%	29%
Shenzhen Tian Lu Battery Co., Ltd.	23%	27%
Shenzhen Di Kai Te Battery Electronic Tech. Co., Ltd.	19%	24%

For raw materials other than steel and aluminum, we normally maintain from one week up to one month of inventory at our warehouse. All components and raw materials are available from numerous sources. We have not experienced any significant shortages of manufactured components or raw materials and normally do not carry inventories of these items in excess of what is reasonably required to meet our production and shipping schedules.

116 West 23rd Street, 5th Floor, New York, NY 10011

Dependence on One or a Few Customers

In 2009, the Company’s two largest customers, Shenzhen Hua Yin Tong Battery Electronic Tech. Co., Ltd. and China Electronic Shenzhen Company, accounted for more than 10% of total sales. These two customers represented approximately 49% and 15%, respectively. These two customers primarily purchased finished batteries from E’Jenie. Because the unit price of batteries is significantly higher than battery shells and covers, the largest customer for E’Jenie’s battery shell and cover segment only contributed approximately 3% of our total revenue.

In 2009, Anytone’s largest customer was China Electronics Shenzhen Company. However, due to the fact that Anytone was not acquired until the end of 2009, this customer in this segment just contributed 1% of our total sales.

In 2008, the Company just had one customer, Shenzhen Hua Yin Tong Battery Electronic Tech. Co., Ltd., in the finished battery segment. Therefore, this customer represented 100% of our total finished battery sales. In the battery shell and cover segment, the company had four customers who accounted for more than 10% of this segment’s sales. These customers are Shenzhen Huanyuda Battery Electronic Tech. Co., Ltd., Shenzhen Hui Yang Da Electronic Co., Ltd., Shenzhen BAK Battery Co., Ltd., and Shenzhen Ping Bu Tech., Co., Ltd. Each of them represented approximately 19%, 17%, 14% and 10%, respectively.

MAJOR CUSTOMERS
Customer Name	Type of Product Sold	Percentage of Total Revenue for 2009	Percentage of Total Revenue for 2008
Shenzhen Hua Yin Tong Battery Electronic Tech. Co., Ltd.	Finished batteries	49%	79%
China Electronics Shenzhen Company	Finished batteries and Portable mobile power devices	15%	0%
Shenzhen Huanyuda Battery Electronic Tech. Co., Ltd.	Battery shells and covers	3%	4%
Shenzhen Hui Yang Da Electronic Co., Ltd.	Battery shells and covers	3%	3%
Shenzhen BAK Battery Co., Ltd.	Battery shells and covers	3%	4%
Shenzhen Ping Bu Tech., Co., Ltd.	Battery shells and covers	3%	2%

Although we do not have formal contracts with our customers, we have established unofficial long-term relationships. Our customers place orders on a monthly basis and sales are processed with purchase orders. Compared to the sales in 2008, the total sales to Shenzhen Hua Yin Tong Battery Electronic Tech. Co., Ltd. decreased in 2009.  The decrease in sales percentage to Shenzhen Hua Yin Tong’s in 2009 was due to decreased sales by Shenzhen Hua Yin Tong Battery Electronic Tech. Co., Ltd., as well as sales to a new customer in 2009 (China Electronic Shenzhen Company’s) which increased our total sales and also made Shenzhen Hua Yin Tong’s sales percentage lower in 2009 than 2008. However, we believe that our relationship with Shenzhen Hua Yin Tong is good and do not anticipate a material change in their current volume of business.

116 West 23rd Street, 5th Floor, New York, NY 10011

Dependence on One or a Few Customers, page 9

6.	As related matter, the information in the second paragraph on page 9 is inconsistent with the information in the tables on page F-20 and with other statements in that paragraph. Please reconcile.

RESPONSE:

Please refer to our response to comment 5 above.

Intellectual Property, page 10

7.
Please tell us, and revise future filings to clarify, the number and terms of your current patents. For example, we note your disclosure in the fourth sentence that some of your three patents listed in the third sentence expired more than five years ago. We also note your disclosure in the last sentence of the first paragraph that each of your Anytone patents has a lifetime of ten years, but there is no indication of when there patents were issued.

RESPONSE:

We undertake to revise our disclosure in our future filings to include, where appropriate, the following:

Intellectual Property

We protect our proprietary technology through various methods such as patents and patent applications, trademarks, non-disclosure agreements and trade secrets. We have filed and obtained a number of patents in China.

As of December 31, 2009, Anytone has been issued 15 patents by the State Intellectual Property Office. Anytone has 15 patents, of which 12 patents are for the appearance design of the products and 3 patents are for the innovative utility model. Each of these patent’s lifetime is 10 years. The expiration of these patents range from 2017 to 2019.  Additionally, Anytone has 19 patents pendingpatent application rights, of which 14 applications are for the appearance design of products and 5 applications are for innovative utility models.

116 West 23rd Street, 5th Floor, New York, NY 10011

Order	Model	Patent's Category	Received Date (Application Date)	Received Notice Number	Authorization Date (Patent Effective Date)	Patent Number
1	APC-B100N	Appearance Design	1/9/2009	200930066794.1	1/6/2010	ZL 200930066794.1
2	APC-B300（APC-300）	Appearance Design	9/29/2007	200730313479.5	Pending
3	APC-M400A（APC-M400）	Appearance (non-embossed)	1/11/2008	200830039905.5	5/6/2009	ZL 200830039905.5
4	APC-M400B (iPhone external battery)	Appearance Design	4/30/2008	200830047718.1	9/9/2009	ZL 200830047718.1
5	APC-M400BS	Appearance Design	4/7/2009	200930072601.3	1/27/2010	ZL 200930072601.3
6	APC-M400C	Appearance Design (iPhone battery)	10/22/2008	200830252240.6	4/14/2010	ZL 200830252240.6
		Utility Model (Cell phone rechargeable battery)	11/6/2008	200820202979.0	8/26/2009	ZL 200820202979.0
7	APC-M400E	Appearance Design	12/3/2008	200830220996.2	1/13/2010	ZL 200830220996.2
		Utility Model ( a digital transmission mobile power)	12/31/2008	200820206741.5	Pending
8	APC-M400G	Appearance Design	12/3/2008	200830220955.8	12/9/2009	ZL 200830220995.8
9	APC-M400I	Appearance Design	3/4/2009	200930069332.5
10	APC-M100（APC-1100）	Appearance Design	11/5/2007	200730317248.1	2/18/2009	ZL 200730317248.1
11	APC-M200	Appearance Design	11/5/2007	200730317249.6	2/18/2009	ZL 200730317249.6
12	APC-8800B	Appearance Design	4/7/2009	200930072603.2	5/26/2010	ZL 200930072603.2
13	APC-20000	Appearance Design	9/29/2007	200730313482.7	Pending
14	APC-20000N3	Appearance Design	9/29/2007	200730313480.8	6/3/2009	ZL 200730313480.8
15	APC-S300	Appearance Design	1/9/2009	200930066792.2	12/9/2009	ZL 200930066792.2
16	A Solar Energy Mobile Power device (S300N)	Utility Model	12/31/2008	200820206742.X	12/2/2009	ZL 200820206742.X
17	APC-S400	Appearance Design	1/9/2009	200930066793.7	1/27/2010	ZL 200930066793.7
18	APC-2200	Appearance Design	3/14/2006	200630054453.9	1/31/2007	ZL 200630054453.9
19	ABT-001 (Bluetooth headsets)	Appearance Design	6/5/2009	200930079197.2	4/7/2010	ZL 200930079197.2
		Utility Model	7/17/2009	200920060692.3	Pending
20	APC-AC100 ( a portable mobile power)	Utility Model	7/17/2009	200920060693.8	5/5/2010	ZL 200920060693.8
21	APC-4500	Appearance Design	3/14/2006	200630054455.8	1/31/2007	ZL 200630054455.8
22	APC-M400D（L400）	Appearance Design	1/22/2008	200830040521.5	9/23/2009	ZL 200830040521.5
23	APC-M400H	Appearance Design	12/12/2008	200830221850.X	12/9/2009	ZL 200830221850.X
24	APC-B200	Appearance Design	11/5/2007	200730317250.9	2/17/2010	ZL 200730317250.9
25	APC-M400CS	Appearance Design	7/22/2009	200930083356.6	8/18/2010	ZL 200930083356.6
26	APC-M200E	Appearance Design	7/22/2009	200930083358.5	4/14/2010	ZL 200930083358.5
27	Digital Battery	Utility Model	8/7/2006	200620062658.6	9/12/2007	ZL 200620062658.6
28	APC-H001 (Hand Heater)	Utility Model	8/24/2009	200920193225.8	10/13/2010	ZL 200920193225.8
29	APC-S600	Appearance Design	11/27/2009	200930341309.7	8/18/2010	ZL 200930341309.7
30	APC-M400U	Utility Model	12/30/2009	200920295823.6	10/13/2010	ZL 200920295823.6
31	APC-400B	Appearance Design	3/4/2009	200930069331.0	12/30/2009	ZL 200930069331.0
32	APC-13200B	Appearance Design	6/9/2010	201030206375.6	Pending
33	APC-M400F	Appearance Design	6/9/2010	201030206322.4	Pending
34	APC-M400V8A	Appearance Design	6/9/2010	201030206350.6	Pending
35	APC-M400G+	Appearance Design	6/9/2010	201030206340.2	Pending
36	APC-M400LS1	Appearance Design	6/9/2010	201030206394.9	Pending
37	APC-M400LS2	Appearance Design	6/25/2010	201030218041.0	Pending
38	APC-M400A4+	Appearance Design	7/2/2010	201030227117.6	Pending
39	APC-M400A4	Appearance Design	7/2/2010	201030227083.0	Pending
40	APC-M400G4A	Appearance Design	7/2/2010	201030227116.1	Pending
41	APC-M600	Utility Model	9/1/2010	201020514690.x	Pending
42	APC-M400D7	Appearance Design	11/29/2010	201030647433.2	Pending
43	APC-M400D7S	Appearance Design	11/29/2010	201030647433.9	Pending
44	APC-M400D9	Appearance Design	11/29/2010	201030647419.9	Pending
45	APC-M500B	Appearance Design	11/29/2010	201030647358.6	Pending
46	APC-M500BS	Appearance Design	11/29/2010	201030647372.6	Pending
47	APC-M400G4S	Appearance Design	11/29/2010	201030647390.4	Pending
48	APC-M400G4AS	Appearance Design	11/29/2010	201030647404.2	Pending
49	APC-AC400	Appearance Design	11/29/2010	201030647343.3	Pending

116 West 23rd Street, 5th Floor, New York, NY 10011

Additionally, NewPower currently owns four patents for its lithium ion battery cell.  Each patent is valid for a period of 10 years through August 19, 2019.

The following table sets forth all patents owned by NewPower:

Applicant	Model	Category	Application Number	Application Date	Authorization Date	Term	Due Date
Shenzhen NewPower Technology Co., Ltd	Lithium ion battery cell (053442AR)	Appearance Design	200930086058.2	8/19/2009	8/20/2009	10 years	8/19/2019
Shenzhen NewPower Technology Co., Ltd	A Lithium ion cell's battery for cell phone	Utility Model	200920062606.2	8/19/2009	8/20/2009	10 years	8/19/2019
Shenzhen NewPower Technology Co., Ltd	A Lithium ion cell's battery for cell phone	Utility Model	200920062604.3	8/19/2009	8/20/2009	10 years	8/19/2019
Shenzhen NewPower Technology Co., Ltd	Lithium ion battery cell (053450AK)	Appearance Design	200930086057.8	8/19/2009	8/20/2009	10 years	8/19/2019

Anytone and NewPower own two trademarks, one in the PRC and one in Hong Kong, and have 6 trademark applications pending in the PRC and United States.  The following is description of all such trademarks awarded and pending as of December 17, 2010:

Order	Trademark	Applicant	Area	Application Date	Application Number/ Trademark Number	Current Status	Agency
1	Anytone	Anytone	PRC	2006.03.24	5236842	Public	Beijing Xintong United Trademark Office
2	ipow	Anytone	PRC	2007.10.09	6312960	Processing	Shenzhen Longcheng Intellectual Property Agency Co., Ltd.
3	MeePower	Anytone	PRC	2010.05.12	8290006	Processing	Shenzhen Guangtong Intellectual Property Agency Co., Ltd.
		Anytone	USA	2010.05.27	85045902	Processing	Shenzhen Guangtong Intellectual Property Agency Co., Ltd.
4	MeeBattery	Anytone	PRC	2010.05.12	8290028	Processing	Shenzhen Guangtong Intellectual Property Agency Co., Ltd.
		Anytone	USA	2010.05.27	85045900	Processing	Shenzhen Guangtong Intellectual Property Agency Co., Ltd.
5	海纳通	Anytone	PRC	2010.5.13	8295124	Processing	Shenzhen Guangtong Intellectual Property Agency Co., Ltd.
6	力宝华中英文组合	NewPower	PRC	2010.08.02	8535073	Processing	Shenzhen Goodwill and Trademark Office Co., Ltd.
7	力宝华中文	NewPower	PRC	2010.08.02	8535105	Processing	Shenzhen Goodwill and Trademark Office Co., Ltd.
8	Anyone带弧线	Anytone (H.K.)	HK	2010.05.17	301615860	Public	Tianbiao Intellectual Property Agency Co., Ltd.

116 West 23rd Street, 5th Floor, New York, NY 10011

Our subsidiary, E’Jenie, owns a proprietary trademark, No. ZC5102433SL.  The trademark, issued by the State Trademark Bureau, was issued on April 26, 2006 and is valid for 10 years through April 25, 2016.

We intend to continue to pursue the legal protection of our technology through intellectual property laws. However, we cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our propriety rights.

We undertake to disclose the above-mentioned information as relates to our intellectual property in our future filings as appropriate.

Item 2, Properties, page 12

8.
Please tell us and revise future filings to clarify the nature of your U.S. office. For example, do you share office space with other tenants? Do you lease the facility? What business functions are performed from that office and how many employees are located there?

RESPONSE:

Currently, the Company’s U.S. office only has one employee. Therefore, the Company rented a “virtual office” instead of a physical office, at the rate of $59 per month. This virtual office is primarily used for receiving regular mails.  A copy of the virtual office agreement is attached as Exhibit I hereto. The Company’s U.S. employee typically works from home and goes to this virtual office to pick up mails one time per week. The major duties of this employee in the U.S. office include coordinating SEC filing, maintaining investor relations and other daily email and paperwork processing.

Item 5, Market for Registrant’s Common Equity…page 13

9.	Regarding your disclosure in this section:
•
We note your reference to a Form S-8 related to your 2009 Equity Compensation Plan, which appears to have been filed October 28, 2009. Given your disclosure on page F-7 that your name changed to that of the current registrant in September 2009, please tell us why that Form S-8 refers to your prior name as the issuer and on what authority that registration statement was filed under your prior name;

•
Given the language in the Form S-8 registration statement regarding incorporating by reference future filings, it is unclear why you did not include the exhibit required by Item 601(b)(23) of Regulation S-K. Please amend your filings accordingly.

116 West 23rd Street, 5th Floor, New York, NY 10011

RESPONSE:

According to the Company’s current report on Form 8-K filed with the SEC on November 19, 2009, an amendment to the Company’s articles of incorporation that changed the Company’s corporate name to New Energy Systems Group was filed with the Secretary of State of Nevada on October 1, 2009.  However, as reported in the above-referenced 8-K, it was not until November 18, 2009, that the new corporate name took effect in the marketplace and the Company’s common stock began trading under a new ticker symbol, NEWN, assigned to the new corporate name.  Since FINRA did not process the corporate name to take effect in the marketplace until November 18, 2009, our Form S-8 was filed in October 2009 under the old corporate name.

We hereby undertake to amend our Form 10-K for the fiscal year ended December 31, 2009 to include the exhibit required by Item 601(b)(23) of Regulation S-K.

Item 7, Management’s Discussion and Analysis…page 14
Business Overview…page 15

10.
Please tell us and revise future filings to disclose, seasonal aspects of your battery segment. In this regard, it appears from your Exchange Act filings that you had sales of $14.7 million in the second half of 2008, but that sales in that segment totaled only about $5.4 million in the first half of 2009.

RESPONSE:

For the first half of 2009 and 2008, sales for the battery segment were $5.45 million and $0, respectively; for the second half of 2009 and 2008, sales were $14.47 million and 14.75 million, respectively. The fluctuation was not due to any seasonality of our business, but rather was primarily due to some special factors in 2008 and 2009. The Company commenced its battery business in the second half year of 2008 when obtained its first order from a large customer that contributed to the rapid growth in sales. However, during the first half year of 2009, orders from the same large customer decreased significantly, which caused a sharp decrease in sales. In spite of the fluctuating demands of this large customer, the Company developed many new customers by strengthening its sales team, contributing to an increase in sales during the second half of 2009. In addition, the Company acquired Anytone in the end of 2009, which brought the Company $3.42 million to sales. Since the end of 2009, the battery segment has stabilized.

Operating Expenses, page 17

11.
With a view toward disclosure in future filings, please tell us the identities of the consultants mentioned here and on page F-18 and what specific service were performed to “promote the Company’s image.” Also, please file the agreement related to these services as an exhibit.

RESPONSE:

Below is a brief description of the eight consulting agreements pursuant to which an aggregate of 1,000,000 shares of common stock was issued:

116 West 23rd Street, 5th Floor, New York, NY 10011

Type	Service Provider	Description of Services Rendered	Total Consideration Paid or Due	Status
Branding Strategy Consulting Agreement	Rui Wang
Conduct stage analysis on the development of products and the industry;
analyze customers’ motive of purchase;
analyze market segmentation of similar brands;
set strategic model and developing principles of the Company’s self-owned brands;
assist the Company on identifying target consumers and designing brand development strategy;
advise the Company on implementation of brand strategy including brand recognition, packaging, advertisement, etc.;
draft brand strategy planning report.
			100,000 shares of common stock	Entered into on August 18, 2009 and modified on October 10, 2009. The agreement will terminate on August 17, 2013.
Branding Strategy Consulting Agreement	Qiong Xiong
Conduct stage analysis on the development of products and the industry;
analyze customers’ motive of purchase;
analyze market segmentation of similar brands;
set strategic model and developing principles of the Company’s self-owned brands;
assist the company on identifying target consumers and designing brand development strategy;
advise the company on implementation of brand strategy including brand recognition, packaging, advertisement, etc.;
draft brand strategy planning report.
			75,000 shares of common stock	Entered into on August 18, 2009 and modified on October 10, 2009. The agreement will terminate on August 17, 2013.
Financial Consulting Agreement	Zhiyong Xu
Provide financial advice on matters including: mergers and acquisitions (“M&A”), management buy-outs (“MBO”), restructuring, asset management, investment and financing.
In addition to general consulting services on regulations, Company projects, financials, investment and industry trends, consultant provides special consulting services including:
analysis of annual financial report; preparation of independent financial consulting report on related transactions, restructuring, M&A,  and financing; designing MBO plan and employee stock option plan (“ESOP”); formulating M&A plan, identifying M&A targets, conducting due diligence and assessments; and advice on Company management.
			135,000 shares of common stock	Entered into on August 18, 2009 and modified on October 10, 2009. The agreement will terminate on August 17, 2013.
Financial Consulting Agreement	Changsuo Li
Provide financial advice on matters including: M&A, MBO, restructuring, asset management, investment and financing.
In addition to general consulting services on regulations, Company projects, financials, investment and industry trends, consultant provides special consulting services including:
analysis of annual financial report; preparation of independent financial consulting report on related transactions, restructuring, M&A,  and financing; designing MBO plan and ESOP; formulating M&A plan, identifying M&A targets, conducting due diligence and assessments; and consulting service on Company management.
			135,000 shares of common stock	Entered into on August 18, 2009 and modified on October 10, 2009. The agreement will terminate on August 17, 2013.
Financial Consulting Agreement	Fang Gao
Provide financial advice on matters including: M&A, MBO, restructuring, asset management, investment and financing.
In addition to general consulting services on regulations, Company projects, financials, investment and industry trends, consultant provides special consulting services including:
analysis of annual financial report; preparation of independent financial consulting report on related transactions, restructuring, M&A,  and financing; designing MBO plan and ESOP; formulating M&A plan, identifying M&A targets, conducting due diligence and assessments; and consulting service on Company management.
			125,000 shares of the company’s common stock	Entered into on August 18, 2009 and modified on October 10, 2009. The agreement will terminate on August 17, 2013.
Financial Consulting Agreement	Xi Li
Provide financial advice on matters including: M&A, MBO, restructuring, asset management, investment and financing.
In addition to general consulting services on regulations, Company projects, financials, investment and industry trends, consultant provides special consulting services including:
analysis of annual financial report; preparation of independent financial consulting report on related transactions, restructuring, M&A,  and financing; designing MBO plan and ESOP; formulating M&A plan, identifying M&A targets, conducting due diligence and assessments; and consulting service on Company management.
			170,000 shares of the company’s common stock	Entered into on August 18, 2009 and modified on October 10, 2009. The agreement will terminate on August 17, 2013.
Financial Consulting Agreement	Shuang Yang
Provide financial advice on matters including: M&A, MBO, restructuring, asset management, investment and financing.
In addition to general consulting services on regulations, Company projects, financials, investment and industry trends, consultant provides special consulting services including:
analysis of annual financial report; preparation of independent financial consulting report on related transactions, restructuring, M&A,  and financing; designing MBO plan and ESOP; formulating M&A plan, identifying M&A targets, conducting due diligence and assessments; and consulting service on Company management.
			125,000 shares of the company’s common stock	Entered into on August 18, 2009 and modified on October 10, 2009. The agreement will terminate on August 17, 2013.
Financial Consulting Agreement	Jie Zhang
Provide financial advice on matters including: M&A, MBO, restructuring, asset management, investment and financing.
In addition to general consulting services on regulations, Company projects, financials, investment and industry trends, consultant provides special consulting services including:
analysis of annual financial report; preparation of independent financial consulting report on related transactions, restructuring, M&A,  and financing; designing MBO plan and ESOP; formulating M&A plan, identifying M&A targets, conducting due diligence and assessments; and consulting service on Company management.
			135,000 shares of the company’s common stock	Entered into on August 18, 2009 and modified on October 10, 2009. The agreement will terminate on August 17, 2013.

116 West 23rd Street, 5th Floor, New York, NY 10011

We undertake to amend our Form 10-K for the fiscal year ended December 31, 2009 to include the above-referenced agreements as exhibits.

Liquidity and Capital Resources, page 17

12.	Please reconcile:

•	Your disclosure here and on page F-5;
•	Why you did not discuss your $527,225 unsecured, due on demand, non-interest bearing loan payable, mentioned on page 26;

Please also file as an exhibit or incorporate by reference in your Exhibit Index, your Share Exchange Agreement with Anytone International (H.K.) Co., Ltd. and Shenzhen Anytone Technology Co., Ltd.

RESPONSE:

Operations and liquidity needs are funded primarily through cash flows from operations and short-term borrowings. Cash and cash equivalents were $3,651,990 as of December 31, 2009. Working capital at December 31, 2009 was$4,241,638.

The following is a summary of cash provided by or used in each of the indicated types of activities during the year ended December 31, 2009:

[Missing Graphic Reference]

The $527,225 unsecured, due on demand, non interest bearing loan payable is now disclosed in the liquidity and capital resources section.

We hereby undertake to revised our disclosure on our Form 10-K for the fiscal year ended December 31, 2009 to incorporate by reference, in our Exhibit Index, the Share Exchange Agreement with Anytone International (H.K.) Co., Ltd. and Shenzhen Anytone Technology Co., Ltd.

Director and Executive Officers, page 22

116 West 23rd Street, 5th Floor, New York, NY 10011

13.
Please tell us and revise future filings to discuss briefly, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that person should serve as a director, in light of your business and structure. Refer to Regulation S-K Item 401(e).

RESPONSE:

We undertake to revise our future filings to include the following disclosure:

The Board believes that each of the Company’s directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the Company’s shareholders. When evaluating candidates for election to the Board, the Board seeks candidates with certain qualities that it believes are important, including integrity, an objective perspective, good judgment, and leadership skills. The Board has also considered the fact that all of our directors have rich experience in their professional area or in our business related industry. The Board believes that through their different backgrounds, they bring a wealth of experiences, new ideas and solution to the Board. In particular, the Board has noted that our directors have the following skills and qualifications that, among others, have made them suited to serve as directors of the Company:

Mr. Weihe Yu, Chairman, 34 years old with a bachelor’s degree in Mechanical Engineering. Mr. Yu’s strength is in R&D but also has great leadership ability. He has worked in the lithium ion battery industry for more than 10 years. Before he was appointed as Chairman of New Energy Systems Group, he was the cofounder of Shenzhen Anytone Technology Co., Ltd. From July 2005 to December 2009, he served as Anytone’s CEO and led Anytone to become the leading company in the portable mobile power industry during this period. Before that, he served as general manager of Shenzhen Four Images Industrial Co., Ltd. This company was committed to the development and sale of the protection circuit of lithium ion batteries.  Mr. Yu also previously served as marketing director, manager assistant, and vice general manager in Yangxin Aluminum Wheel Co., Ltd from July 1998 to December 2000. He created a comprehensive marketing management system and performance appraisal system which improved the company’s performance dramatically.

Mr. Fushun Li, CEO and director, 47 years old with a bachelor’s degree in business management. The Board believes that Mr. Li’s strength is in corporate management. He had more than 20 years experience in corporate management area in many industries. Mr. Fushun Li was the founder of Shenzhen Kai Bi Te Tech. Co., Ltd. and served as its President from January 2004 to April 2009. The company was engaged in electronic components and 3C electronic products trade with revenue exceeding RMB 1 billion. From January 2001 to December 2003, Mr. Li was the president of Shenzhen Guanxu Electronics Co., Ltd. He conducted a number of reforms and greatly improved company management. From November 1995 to December 2000, Mr. Li was the vice president of Guanzhou Xunxing Communication Equipment, a subsidiary of China Telecommunications Corporation. During these years, he diversified the company’s product line and increased the company’s sales from RMB 50 million to RMB 300 million. From January 1992 to October 1995, Mr. Li worked as assistant president in Shenzhen Jingkong Chaoying Electronic Industry Co., Ltd.

14.	Please revise future filings to include the disclosures required by Item 407(d)(5) of Regulation S-K.

116 West 23rd Street, 5th Floor, New York, NY 10011

RESPONSE:

We undertake to include in future filings the disclosures required by Item 407(d)(5) of Regulation S-K, substantially in the form as provided below:

As of June 13, 2010, our board of directors has three committees - the audit committee, the compensation committee and the nominating committee.  All of the directors who serve on each of the audit, compensation, and nominating committees are "independent" directors based on the definition of independence in the listing standards of the National Association of Securities Dealers.

Audit Committee. The Company’s audit committee comprises three independent directors: Elan Yaish (Chairman), Shuxian Cui, and Li Liu.  Our audit committee is involved in discussions with our independent auditor with respect to the scope and results of our year-end audit, our quarterly results of operations, our internal accounting controls and the professional services furnished by the independent auditor. Our board of directors has adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis.  A copy of the audit committee’s current charter is available on our website at http://www.newenergysystemsgroup.com/pdf/Audit%20Committee%20Charter.pdf.

Our board of directors has determined that it has an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K as promulgated by the Securities and Exchange Commission. Our audit committee financial expert is Elan Yaish.

Involvement in Certain Legal Proceedings, page 23

15.
With a view toward appropriate disclosure, please tell us whether any of your directors or executive officers was involved in the legal proceedings listed in Regulation S-K Item 401(f) during the past ten years. We note that your disclosure only covers the last five years.

RESPONSE:

To our knowledge, none of our directors or executive officers have been involved in any legal proceedings during the past ten years.

Compliance with Section 16(a) of the Exchange Act, page 23

16.
Please tell us, and revise future filings to indicate as applicable, the number of late reports, the number of transactions that were not reported on a timely basis and any known failure to file a required form for each person identified. Refer to Regulation S-K Item 405(a)(2).

116 West 23rd Street, 5th Floor, New York, NY 10011

RESPONSE:

We undertake to revise our future filings to include the following disclosure, where appropriate:

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of the our common stock and other equity securities, on Form 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish our company with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us, and on written representations by our officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, we believe that, with respect to the fiscal year ended December 31, 2009, our officers and directors, and all of the persons known to us to own more than 10% of our common stock, filed all required reports on a timely basis except that Fushun Li, Junfeng Chen, Weihe Yu, and Guofu Xiong were each late in filing a Form 3.

Item 12, Security Ownership…page 25

17.
With a view toward disclosure in future or amended filings, please tell us how this table addresses all outstanding classes of voting stock, including the class of preferred stock mentioned on page F-7. Include draft disclosure in your response, as appropriate.

RESPONSE:

We undertake to amend our disclosure in Item 12 of Form 10-K for the fiscal year ended December 31, 2009, as follows:

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) any person or group owning more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and president and (iv) all executive officers and directors as a group as of March 31, 2010.

116 West 23rd Street, 5th Floor, New York, NY 10011

	Amount and Nature of Beneficial Ownership (1)
Name and Address of Beneficial Owner	Common Stock	Options	Preferred Shares (2)	Total (3)	Percentage of Common Stock (%)(2)(3)	Percentage of Voting Power (%)(2)
Owner of More than 5% of Class

Jin Meibin Unit 57-71 High Tech Industrial Park, Nan Shan District, Shenzhen, PRC 518050	0	0	2,500,000	250,000	2.1%	27.0%

Ruxiang Pan Unite No. 5A, Zuanshi Ge. Fuqiang Yi Tian Ming Yuan, Futian District, Shenzhen, Guangdong Province, PRC	0	0	2,272,727	227,273	1.9%	24.5%

Huoqing Yang Haoyuan Chemical Company Limited Chengming Industrial Park, Shouguang City, Shandong Province, PRC	0	0	2,553,030	255,303	2.2%	27.5%

Ruizheng Cheng 2C-502 Yude Juayuan, Nanshan District, Shenzhen, Guangdong Province, PRC	682,848	0	0	682,848	5.8%	1.1%

Xiaohong Peng 501 Building A, Lixin Village, Xuefu Road, Nanshan District, Shenzhen, Guangdong Province,PRC	646,909	0	0	646,909	5.5%	1.0%

Guofu Xiong Dahonshan Iron No. 168 Wuchang Blved, Echeng District, Ezhou City, Hubei Province, PRC	1,276,342	0	0	1,276,342	10.8%	2.0%

Gold River Industrial Holding Limited (4) Room 806, Decheng Building, No 20, Queens E. Blvd., Hong Kong, China	1,078,182	0	0	1,078,182	9.1%	1.7%
Directors and Executive Officers (10)
Weihe Yu (4) Chairman	1,078,182	0	0	1,078,182	9.1%	1.7%

Fushun Li Chief Executive Officer, Director	0	0	0	0	0	0

Junfeng Chen Chief Financial Officer	0	0	0	0	0	0

All Directors and Executive Officers (6 persons)

116 West 23rd Street, 5th Floor, New York, NY 10011

(1)   In determining beneficial ownership of our common stock as of a given date, the number of shares shown includes shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. In determining the percent of common stock owned by a person or entity on March 31, 2010, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding on March 31, 2010 (11,863,390), and (ii) the total number of shares that the beneficial owner may acquire upon conversion of the preferred and on exercise of the options. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(2) Each share of Series A Preferred Stock carries seven votes and converts into one-tenth of a share of common stock.  Voting power percentages are expressed on a pre-conversion basis.

(3) Reflects, where applicable, the number of shares of common stock underlying the Series A Preferred Stock, on an as-converted basis.

(4) Weihe Yu holds sole voting and dispositive power over the shares held by Gold River Industrial Holding Limited.

Item 13, Certain Relationships and Related Transactions…page 26

18.
Please tell us and revise future filings to clarify, the name of the related person, the basis on which the person is a related person, and any amounts paid related to the loan payable mentioned in the second sentence. Refer to Regulation S-K Item 404(a). Please file the related party loan agreement as an exhibit.

RESPONSE:

As of December 31, 2008, the Company had an unsecured, due on demand, and non interest-bearing loan from a shareholder, Xuemei Fang, of $174,600, which was repaid by the end of 2009.

As of December 31, 2009, the Company had $527,225 unsecured, due on demand, and non-interest bearing loans payable to Dongrong Xu and Zaoxian Fang, the original owners of Shenzhen Anytone, for $448,141 and $79,084, respectively, in connection with the acquisition of Shenzhen Anytone by Anytone International.  As of December 1, 2010, the Company has $527,225 outstanding.

19.
Please tell us why you did not disclose your $262,380 unsecured, due on demand, and non-interest bearing advance to the original owners of Anytone International, mentioned in Note 6 on page F-13 of your Form 10-Q for the fiscal quarter ended June 30, 2010.

RESPONSE:

Disclosure of the unsecured, due on demand, and non-interest bearing advance to the original owners of Anytone International was missed by error and we undertake to amend our Form 10-K to add disclosure of the $262,380 advance to the liquidity and capital resources section of the report.

116 West 23rd Street, 5th Floor, New York, NY 10011

20.	Please tell us and revise future filings to clarify whether each of your directors is independent. Refer to Regulation S-K Item 407(a).

RESPONSE:

Please refer to our response to comment #14 above.

Item 15, Exhibits, Financial Statement Schedules, page 27

21.	Please file as exhibits:
•	Your material lease agreements, mentioned on page 12;
•	Your Stock Option Incentive Plan and China Digital Communication Group 2009 Equity Incentive Plan, mentioned in the first two paragraph on page 14; and
•
Your September 8, 2009 amendment to your Articles of Incorporation, mentioned in Note 1 on page F-7, and your October 20, 2010 amendment noted on page 18 of your form 10-Q for the fiscal quarter ended September 30, 2010.

Refer to Regulation S-K Item 601(b)(3),(10).

RESPONSE:

We undertake to amend our Form 10-K for the fiscal year ended December 31, 2009 to attach or incorporate by reference as exhibits the following:

•	Lease Agreement, dated August 28, 2009, by and between Shenzhen Longgang District Tailian Industrial Development Co., Ltd. and Shenzhen NewPower Technology Co., Ltd.
•	Lease Agreement, dated January 1, 2009, by and between China Great Wall Calculator Shenzhen Co., Ltd. and Shenzhen Anytone Technology Co., Ltd.
•	Stock Option Incentive Plan (incorporated by reference to the registration statement on Form S-8 filed on March 2, 2004)
•	China Digital Communication Group 2009 Equity Incentive Plan (incorporated by reference to the registration statement on Form S-8 filed on October 28, 2009)
•	October 1, 2009 amendment to articles of incorporation
•	October 20, 2010 amendment to certificate of designations for Series A Preferred Stock (incorporated by reference to the current report on Form 8-K filed on October 21, 2010)

22.	We note that Exhibit 21.1 is blank. Please revise future filings to include your list of subsidiaries. Refer to Regulation S-K Item 601(b)(21).

RESPONSE:

We undertake to amend our Form 10-K for the fiscal year ended December 31, 2009 to include as Exhibit 21.1 a complete list of subsidiaries.

Financial Statements, page 31
Consolidated Balance Sheets, page F-3

23.
We note that you presented $(2,448,293) of deferred compensation as decrease in equity. Please note that the guidance of FASB ASC 718-10-25-2 indicates an entity shall recognize the goods acquired or services received in a share-based payment transaction with employees when it obtains the goods or as services are received and the entity shall recognize either a corresponding increase in equity or a liability, depending on the terms of the instrument. Please tell us why your current presentation of deferred compensation is in accordance with U.S. GAAP. Cite the appropriate guidance upon which you relied. We also refer you to the guidance at SAB 107.

RESPONSE:

The Company believes that since the services were not rendered, recording an asset would not be appropriate accounting. We treated this similar to accounting for subscription receivable.

116 West 23rd Street, 5th Floor, New York, NY 10011

Notes to Consolidated Financial Statements, page F-7
Note 2 Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-8

24.
We see your current revenue recognition disclosures herein but believe they need to be more specific. Please revise this Note in future filings to indicate the nature of all material revenue transactions and how your accounting policies for each type of sales transaction comply with FASB ASC Topic 605 and SAB 104. In a related matter, tell us why this Note references FASB ASC Topic 480.

RESPONSE:

In future filings, we will be more specific and add to the revenue recognition footnote to indicate the nature of and accounting policies for all material revenue transactions. The reference to ASC 480 was a typographical error and will be deleted, and we will add the following additional disclosure:

Sales revenue is recognized when customer acceptance of products occurs and collectability is reasonably assured. Customer acceptance is evidenced by customer’s signature on the delivery note. Payments received before satisfaction of all relevant criteria for revenue recognition are recorded as receipt in advance. Receipt in advance consists of payments received from customers prior to customer acceptance of the product.

Goodwill, page F-12

25.
We see your goodwill policy disclosures herein but believe that need to be more specific. Please revise this Note in future filings to indicate how your accounting policies for the recognition and measurement of goodwill impairments comply with FASB ASC Topic 350-20-35.

RESPONSE:

We undertake to provide the following disclosure in future filings to indicate how our accounting policies for the recognition and measurement of goodwill impairments comply with FASB ASC Topic 350-20-35:

Goodwill represents the excess of the purchase price over the consideration transferred as a result of the Company’s acquisitions of interests in its subsidiaries, measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities incurred by the Company to former owners of its subsidiaries, and the equity interests issued by the Company, in compliance with FASB ASC 350-20-25.

In accordance with FASB ASC 350-20-35, goodwill shall not be amortized.  Instead, goodwill shall be tested for impairment, a condition that exists when the carrying amount of goodwill exceeds its implied fair value.  A two-step impairment test shall be used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any.  The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If it exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess. Goodwill of a reporting unit shall be tested for impairment on an annual basis and between annual tests in certain circumstances, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  At December 31, 2009, the Company has determined that goodwill is not impaired.

116 West 23rd Street, 5th Floor, New York, NY 10011

Financial Statements, page 3
Consolidated Statement of Cash Flows, page 5

26.
Please tell us why you presented the $5 million payment on the acquisition liability for Anytone as a financing activity herein. It appears the payment was related to an investing activity. Your response should reference the guidance at FASB ASC Topic 230 you believe supports your current presentation.

RESPONSE:

The investment was financed with a payable; therefore, payment of this liability is characterized as a financing activity. According to ASC Topic 230-10-05-2, Financing Activities are defined as follows:  Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.

Notes to Consolidated Financial Statements, page 6
Note 14 – Acquisition of Anytone, Newpower and unaudited Pro Forma Financial Information, page 17

27.	We noted the following from information herein and elsewhere in the filing:

•	On January 12, 2010, your closed the transactions contemplated by the share exchange agreement dated December 11, 2009 with Newpower;
•
On December 30, 2009, you issued to the shareholders of shareholders of Newpower, proportionally among the Newpower shareholders in accordance with their respective ownership interests in Newpower immediately before the closing of the Share Exchange, 1,823,346 shares of your common stock with restrictive legend and;

•	For convenience of reporting the acquisition for accounting purposes, December 31, 2009 was designated as the acquisition date.

Please tell us how your determined the acquisition date of Newpower, including your consideration of the guidance at FASB ASC Topic 805-10-25-6 and 7. Specifically describe when and how you gained control of Newpower. Also, given you indicated December 31, 2009 was the acquisition date, tell us how your December 31, 2009 financial statements reflect the values of the consideration issued for the Newpower transaction, including the $3 million cash payment. In this regard, we note your stockholders’ equity at December 31, 2009 appears to reflect the shares issued in the transaction but does not appear to reflect any monetary value for them and we note the disclosures on page 9 of this filing that “Cash from operating, investing and financing activities excluded the effect of the acquisition of Newpower”. Finally, tell us if the prior Newpower shareholders had or have any relationship with the prior shareholders of Anytone.

RESPONSE:

New Energy Systems Group acquired Newpower as of January 12, 2010, as disclosed in the Company’s Form 8-K filed on January 12, 2010. The share exchange agreement was entered into on December 11, 2009, and in connection with the transaction, 1,823,346 shares were issued and held by a subsidiary of the Company on December 16, 2009, to be delivered to the NewPower shareholders at closing. Because the shares were issued pending closing, the Company recorded the shares at par value debiting additional paid in capital and crediting common stock.

The acquisition of New Power was actually accounted for as having occurred on January 12, 2010 and was not accounted for as if the acquisition was recorded on December 31, 2009. The acquisition date of January 12, 2010 is the date that the Company received official documentation from the relevant PRC authorities recording the change in ownership and confirming that the acquisition was complete.

116 West 23rd Street, 5th Floor, New York, NY 10011

28.
We see you disclose herein that you determined the fair value of the shares issued in the Anytone and Newpower acquisitions by multiplying the shares issued in connection with each transaction by the average stock price of New Energy two days before and two days after the agreement date. Please tell us how the referenced measurement policy is consistent with the guidance at FASB ASC Topic 805-30-30-7 or other applicable U.S. GAAP.

RESPONSE:

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer.

In an August 2001 letter to the FASB, the SEC staff stated that it will continue to presume that the "reasonable period" should be interpreted to require that registrants use a period of time beginning two days before and ending two days after the date that the terms of the acquisition are agreed to and announced in determining the fair value of the securities issued to effect the business combination. The Company obtained control of the acquiree on January 12, 2010. Accordingly, the Company used the stock price for a period of time beginning two days before and ending two days after the date the Company acquired control of the acquire. The Company believes its method of using valuing securities issued takes care of the swings in the stock price around the date of acquisition.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2010

Item 6, Exhibits, page 9

29.	Please file as exhibits, or incorporate by reference:
•	Your share exchange agreement dated December 11, 2009 with Shenzhen NewPower Technology Co., Ltd, mentioned in Note 14 on page F-17; and
•	The NewPower lease agreement, mentioned in Note 15 on page F-17.

RESPONSE:

In response to Staff’s comments, we undertake to revise our Form 10-Q for the quarter ended March 31, 2010 to incorporate by reference the above-mentioned share exchange agreement to the exhibit filed with our current report on Form 8-K on December 15, 2009, and to attach as an exhibit the NewPower lease agreement dated August 28, 2009.

116 West 23rd Street, 5th Floor, New York, NY 10011

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2010

30.
We note the October 20, 2010 amendment to your certificate of designations mentioned on page 18. Please tell us what provision of your governing document or law of your jurisdiction of incorporation permitted you to obtain only the approval of the holders of your preferred stock before filing that amendment.

RESPONSE:

Subsection 3 of NRS 78, 1955 of the Nevada Revised Statutes requires an amendment to a certificate of designations to be approved by the stockholders holding a majority of the voting power of (a) the class or series of stock being amended, and (b) each class or series of stock that is senior, with respect to liquidation or dissolution rights, to the class or series being amended.

In the case of the Series A preferred stock (the “Series A Preferred”) that was amended, the Company obtained the approval of a majority of the Series A Preferred holders.  Since the Company does not have any other classes or series of stock that rank senior to the Series A Preferred, no other shareholder approval was required.

As reference, the relevant subsection of NRS 78.1955 is excerpted below:

      3.  Unless otherwise provided in the articles of incorporation or the certificate of designation, if shares of a class or series of stock established by a resolution of the board of directors have been issued, the designation of the class or series, the number of the class or series and the voting powers, designations, preferences, limitations, restrictions and relative rights of the class or series may be amended by a resolution of the board of directors only if the amendment is approved as provided in this subsection. Unless otherwise provided in the articles of incorporation or the certificate of designation, the proposed amendment adopted by the board of directors must be approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation, of:

      (a) The class or series of stock being amended; and

      (b) Each class and each series of stock which, before amendment, is senior to the class or series being amended as to the payment of distributions upon dissolution of the corporation, regardless of any limitations or restrictions on the voting power of that class or series.

*           *           *

116 West 23rd Street, 5th Floor, New York, NY 10011

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

116 West 23rd Street, 5th Floor, New York, NY 10011

If you have any further comments and/or questions, please contact Ken Lin at (917) 573-0302 or Gregory Sichenzia, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Sincerely,

/s/ Nian Chen
Chief Executive Officer